exel

02049372

Exel plc
Ocean House
The Ring
Bracknell
Berkshire
RG12 1AN
United Kingdom

Telephone +44 1344 302000
Facsimile +44 1344 710031

1 August 2002

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
United States of America
Attention: ~~Public Reference Room~~

SUPPL

AUG 13 2002

Dear Sirs

Re: Exel plc (File No. 82-34655)
Furnishing of documents pursuant to Rule 12g3-2(b)(1)(iii)

Pursuant to the provisions of Rule 12g3-2(b)(1)(iii) under the US Securities Exchange Act of 1934, Exel plc hereby furnishes the following documents:

1. Interim Report 2002

2. Corporate Announcements during the period:
   - Goodyear names Exel as its Lead Logistics Provider – 24/7/02
   - Exel announces over £350m of new business in first half of 2002 – 29/7/02
   - Directorate – 29/7/02

Yours faithfully

Doug Evans
Company Secretary

Douglas.evans@exel.com
Tel +44 (0)1344 744525
Fax +44 (0)1344 710034

Enc

Exel Interim Report 2002

creating new value in the supply chain



The work of Exel touches many aspects of our day-to-day lives, across the globe, 24 hours a day. As you sleep, Exel is delivering the food that you buy and the petrol that drives the car that we help build and service. As you go about your daily routine, your mobile phone, personal computer or household electronics have been touched by our teams and our solutions to ensure that you have the choice and efficiency that today's world demands. When crisis comes, our solutions support the medical care you receive and ensure the prescriptions you need are waiting for you and your family.

With around 60,000 employees in over 120 countries worldwide, Exel provides some of the most innovative and dynamic supply chain solutions available today... and tomorrow, supported by highly skilled people and leading edge technology.

Exel – creating new value in the supply chain – by working together – for you.

Key data

Turnover by industry

The value of Exel's experience is enhanced by an industry-focused approach to the supply chain that delivers unparalleled business and market experience.



1 Automotive	11%
2 Chemical	7%
3 Consumer	22%
4 Healthcare	5%
5 Industrial	7%
6 Retail	16%
7 Technology	25%
8 Other	7%

Turnover by geography



UK and Ireland
£1,425m turnover 32%
£61.9m operating profit
26,600 employees



Americas
£1,580m turnover 36%
£55.7m operating profit
16,600 employees



Continental Europe
and Africa
£865m turnover 19%
£12.7m operating profit
10,600 employees



Asia Pacific
£553m turnover 13%
£29.0m operating profit
6,900 employees

Figures as reported for Exel's ongoing logistics activities for the full year ending 31 December 2001.

- Strong profit growth in mixed markets
- Freight management outperformed underlying markets to deliver sound results
- Turnaround of underperforming operations and new business growth more than offsets weak technology and automotive markets
- Strong free cash flow of £60.9m: interest cover 15 times (2001: 8 times)
- Annualised new contract gains exceeded £350m in first half of 2002
- Current trading supports full year market expectations

	2002 Half year ended 30 June £m	2001 Half year ended 30 June £m	% Change	2001 Year ended 31 December £m
Turnover – continuing operations	**2,235**	2,175	2.7	4,434
Operating profit – continuing operations [1]	**107.5**	102.9	4.5	210.2
Operating profit – discontinued operations [1]	**–**	(1.3)		(2.5)
Net interest	**(7.2)**	(13.0)		(21.1)
Profit before tax [1]	**100.3**	88.6	13.2	186.6
Basic earnings per share [1]	**22.7p**	19.6p	15.8	41.4p
Dividend per share	**7.5p**	7.0p	7.1	21.3p

[1] before goodwill and exceptional items

"Exel's resilient business model and its strong global spread and balance of activities has helped the Group generate solid results during the first six months of 2002. With major customers continuing to outsource more of their logistics needs, Exel remains well positioned to benefit from these initiatives and to achieve its medium term growth objectives.

Notwithstanding the current financial impact of the weaker dollar, the Group remains confident that, barring any deterioration in global trading conditions, Exel should achieve market expectations for 2002."

John Allan
Chief Executive

During the first six months of 2002 Exel delivered solid overall performance despite weak underlying volumes in some of the Group's major markets. Against this backdrop Exel achieved steady growth, driven by strong net contract gains over the last two years which more than offset volume weaknesses in certain markets. In addition Exel made significant progress turning around several of its underperforming operations and improving operational efficiencies elsewhere across the Group. As a result profit before tax, goodwill and exceptional items has increased by 13% and basic earnings per share, on the same basis, by 16%. Free cash flow generation has once again been very positive and the Group goes forward with a strong balance sheet with gearing reduced to 23.4%.

Exel has continued to secure new business wins, totalling over £350m on an annualised basis in the first six months of 2002. Net of the impact of contract losses, the annualised turnover gains exceed £220m. At the same time the Group has managed to secure several major contract logistics renewals which, through enhanced services and performance initiatives, should deliver incremental improvements to turnover and margins.

Cory Environmental, Exel's UK based waste management business, made significant strategic progress during the first six months of 2002, securing a 30 year contract extension for its operations with the Western Riverside Waste Authority in London. Management will now focus on delivering stronger growth over the medium term and looking for further strategic opportunities to develop the business.

Group performance

On continuing operations, turnover was up 3% at £2,235m (2001: £2,175m) and up 2% on an organic basis (adjusting for movements in exchange rates, acquisitions and disposals). Operating profit increased by 4% to £107.5m (2001: £102.9m).

Total contract logistics turnover increased by 4% to £1,129m (2001: £1,088m), also up 4% on an organic basis, reflecting the steady benefit of new contract wins more than offsetting weaker underlying volumes across several of Exel's key markets. Overall contract logistics operating profit decreased by 10% on an absolute basis, or down £5.7m, 11% on an organic basis. Profit performance was impacted by nearly £4m of incremental non-recoverable insurance costs. Weak volume trends seen in the second half of 2001 continued to impact Exel's technology and automotive sectors, particularly in Europe and the Americas. As a result, despite good performances in the consumer, retail and healthcare sectors together with good growth in Asia Pacific, half year on half year margins decreased to 4.3% (2001: 4.9%), although in line with those achieved in the second half of 2001.

Total freight management turnover was up 2% to £1,056m (2001: £1,036m), up 0.4% on an organic basis. In airfreight, strong volume growth more than offset reduced gross margins towards the end of the period. Exel's seafreight revenues were up 6%, reflecting good volume growth and the impact of the acquisition of US Consolidation Ltd from March 2002. Due to strong operational efficiencies and cost management, freight management margins improved to 3.2% (2001: 2.3%). Operating profit generated by Exel's freight management activities increased by 37% to £33.4m, an increase of 36% on an organic basis.

Environmental turnover decreased by 1% to £50.5m (2001: £51.2m). Operating profit improved 1% to £8.0m (2001: £7.9m).

Profit before tax and earnings per share

Net interest decreased by £5.8m to £7.2m (2001: £13.0m), reflecting the repayment of high fixed rate US private placement debt in October last year and lower interest rates on the Group's variable rate debt. Profit before tax, goodwill and exceptional items was £100.3m (2001: £88.6m) and earnings per share on the same basis was 22.7p (2001: 19.6p). Basic earnings per share was 19.5p, up 2.5p from 2001. The effective tax rate for the first half of 2002 improved to 30.0% (2001: 31.0%).

Cash flow

Free cash flow was again strong at £60.9m (2001: £80.1m), despite the higher net capital expenditure of £44.4m (2001: £26.7m). The continued focus on asset utilisation and effective working capital management underpinned the sustained cash flow performance.

Net cash inflow before financing activities was £5.1m (2001: £(72.6)m), after expenditure of £13.6m on acquisitions (2001: £111.6m) and dividends of £42.2m (2001: £41.1m). This contributed to net debt decreasing by £11.5m to £208.3m at the half year (30 June 2001: £296.4m, 31 December 2001: £219.8m). Balance sheet gearing at the end of the period was 23.4% (31 December 2001: 25.5%) and interest cover was strong at 15 times (six months to 30 June 2001: 8 times).

Exceptional items and profit before tax (FRS 3 basis)

Total exceptional items amounted to a net gain of £0.8m (2001: £1.6m charge) relating to the disposal of properties. After goodwill amortisation and exceptional items, profit before tax was £89.3m (2001: £77.8m).



Global strength

Operating in 1,300 locations, in over 120 countries, across six continents, Exel has strong global coverage and market leading position in all key regions. Strategically, Exel builds on this strong platform, providing customers with effective local or global solutions, whatever their needs.



Dividend

The Board is declaring an interim dividend of 7.5p per share, an increase of 7.1% over the previous year. The dividend will be paid on 1 October 2002 to shareholders on the register on 6 September 2002.

Europe, Middle East & Africa

Contract logistics

Turnover from contract logistics activities in Europe, Middle East and Africa (EMEA) increased by 1% to £746m (2001: £739m). Organic growth, adjusting for the impact of exchange rates, acquisitions and disposals, was 1%. Operating profit declined 18% to £29.0m (2001: £35.5m), largely reflecting increased insurance costs of nearly £4m and weaker trading conditions at Exel's operations in Spain. Together these outweighed good performances by Exel's retail, healthcare and automotive operations in the UK. As a result headline margins declined to 3.9% (2001: 4.8%) although margins on its principal automotive, consumer, retail, healthcare and technology activities remained steady.

Retail and consumer activities showed steady growth in both turnover and profit with retail operations in particular benefiting from the start up of new contracts gained in 2001. At the same time retail operations secured several major contract renewals, including Safeway and Somerfield. Operations in Europe were impacted by trading issues at several facilities in Spain. The launch of the retail sector's international inbound solution set, which combines global freight management with ground based logistics activities, saw immediate benefits with the Group securing a new contract with Selfridges that complements UK based logistics activities already managed by the Group. Healthcare operations across Europe delivered improved results led by the start up of contracts with the National Health Service in the UK and higher levels of activity at several of its specialist multi-user pharmaceutical facilities. Technology sector operations reflected the impact of volume reductions at many facilities, particularly in Belgium, Ireland and Spain. However, other operations, including major facilities in The Netherlands, performed well despite the weak market conditions. Automotive operations produced a steady performance with new business, volume gains and better performance at underperforming operations all making a contribution. Tradeteam performed well during the first six months of 2002, although margins were slightly down, due in part to costs related to the opening of a new facility near Glasgow. Major developments included securing a new £500m multi-year agreement with Interbrew to manage the brewer's UK distribution activities. The new contract will have a short term impact on margins whilst the business is ramped up for full operation during 2004. Exel's Tankfreight activities started to see the benefits of the management actions taken last year to streamline the business.

Freight management

Turnover from freight management activities increased by 4% to £357m (2001: £343m) and operating profits improved by 31% to £8.9m (2001: £6.8m). On an organic basis, turnover grew by 2% and operating profit increased by 29%. Overall operating margins improved to 2.5% (2001: 2.0%) driven by effective consolidation and air cargo pricing.

Airfreight volumes across the region improved by 11%, well ahead of underlying markets. Profit performance in the UK airfreight businesses improved with several significant consumer customer wins offsetting volume reductions from many technology customers. Continental European performance benefited from increased levels of business with several major technology and telecommunications equipment customers. Despite mixed markets the international mail and courier businesses performed well.

Americas

Contract logistics

Turnover from contract logistics activities in the Americas was up 6% at £341m (2001: £322m) and operating profit was broadly unchanged at £17.3m (2001: £17.4m). On an organic basis, turnover was ahead 7% and profits were unchanged. Operating margins weakened slightly to 5.1% (2001: 5.4%), mainly reflecting weaker trading at technology operations.

Consumer activities in the Americas added significant new business and made good operational progress during the first six months of 2002. Work commenced on new operations with amongst others, Coors, Johnson & Johnson and Procter & Gamble. Exel's retail operations continued to show good growth, helped by incremental revenues from recent wins with Home Depot and Toys "R" Us and volume increases with several other major customers. The acquisition of US Consolidation Ltd has already helped consolidate relationships with several retailers who run significant international logistics operations. Notwithstanding the year on year impact of lost business during 2001, the introduction of a new asset-light network distribution operation at Exel Direct helped improve both revenues and profits. Chemical and industrial activities generated steady profits on weaker underlying volumes, somewhat offset by revenues from recent contract wins with Dal-Tile and Tennant. The impact of the automotive sector's recent contract gains more than offset volume weaknesses at several facilities. In April, Exel commenced operations at a new facility for



Integrated capabilities

Exel is well positioned to provide end-to-end supply chain services for customers coupled with the latest IT capabilities. Combining global freight management and contract logistics to provide a truly integrated solution wherever customers operate around the globe.



Ford in Brazil as well as opening a new tyre logistics operation for a leading retailer in Dallas. The benefit of new contract wins and major volume gains at several key technology customers failed to offset the margin impact of reduced volumes with a major hardware manufacturer in the US. However, the expanded footprint of Exel's technology activities in the US continues to strengthen the business and should prove a solid platform for growth in the medium term.

Freight management

Turnover from freight management activities in the Americas decreased by 5% to £439m (2001: £462m) but operating profit improved by 1% to £7.1m (2001: £7.0m). On an organic basis, turnover was down 6% whilst operating profit remained broadly unchanged. Operating margins improved to 1.6% (2001: 1.5%).

Driven by continued weakness in the technology sector, and an apparent shift in manufacturing capacity away from the US, underlying international export volumes decreased further during the first six months of 2002. Against this backdrop, Exel's airfreight activities in the Americas performed well reflecting the Group's focus on operational efficiencies and some market share gains. Overall, export airweight was down 15% on a like for like basis compared with the prior year, reflecting very weak technology volumes that were somewhat offset by a stronger domestic performance, partly leveraging the higher import volumes from Asia Pacific and Europe. Exel's domestic airfreight operations maintained their strong growth with revenues up over 20%, compared with the same period in 2001.

Performance at FX Coughlin was in line with expectations established at the start of the year and, whilst the business remains sensitive to the fortunes of Ford, its major customer, the initiatives undertaken by management are starting to deliver benefits. Transportation Services, formerly Mark VII, produced a steady performance in weak markets, despite low levels of underlying activity.

Asia Pacific

Contract logistics

Turnover from Exel's contract logistics operations in Asia Pacific grew strongly, up 48% to £41m (2001: £28m) with profit ahead £1.0m to £1.7m (2001: £0.7m). On an organic basis, turnover and profit were up 48% and 143% respectively. Operating margins improved to 4.1% (2001: 2.5%).

At the same time as achieving strong growth, Exel invested in strengthening the logistics management team and secured significant new business opportunities in the region that will provide further growth in the future. Exel's healthcare operations in Australia and New Zealand have continued to grow strongly. In addition Exel benefited from new business with leading retail customer Carrefour in Korea and technology customers in China, Hong Kong, Malaysia and Singapore. Further growth is expected as Exel opens new consumer and technology operations in Vietnam and China during the balance of the year. Recent successes and the solid operational platform being created in Asia Pacific reinforce management's expectation that Exel has established a strong platform for rapid growth in the region.

Freight management

Exel's freight management operations in Asia Pacific delivered strong growth in the first six months of 2002. Turnover advanced 13% to £259m (2001: £230m) and operating profit increased by 66% to £17.4m (£10.5m). Operating margins improved to 6.7% (2001: 4.6%), reflecting one-off benefits related to a consultancy project in Australia and good improvements in volume which were partially offset by tighter gross margins towards the end of the period. Exel's operations continued to drive consolidation efficiencies and maintained its focus on cost management.

Following very weak volumes in 2001, underlying airfreight markets out of Asia into Europe and the Americas improved significantly in the first half of 2002 with airfreight volumes up 22%. Against this backdrop, Exel's operations gained share and maintained high levels of customer service. Operations in Australia, Hong Kong, India, Japan, Malaysia, New Zealand, Singapore, and Thailand improved volumes. Overall Asia has been the net beneficiary of changes in strategic manufacturing amongst many leading multi-national companies, to the detriment of older economies in the Americas and Europe. Business wins in the period with Flextronics and Sanmina SCI confirmed Exel's position as the leading supplier of freight management services to the technology sector. As a result of Exel's leading position in the region, particularly its strengths in mainland Asia, the Group is well positioned to benefit further from these trends.

Environmental

The first half of 2002 saw considerable strategic development at Cory Environmental, which at the same time made steady trading progress, with operating profit ahead 1% to £8.0m (2001: £7.9m) on turnover of £51m (2001: £51m).



Creating new value

Exel creates new value through its industry-focused approach to the supply chain that delivers unparalleled business and market expertise. This strategy ensures customers receive focused support and tailored solutions, creating significant opportunities for resource sharing and efficient transfer of best practice across the Group.



In May, Cory signed a contract estimated to generate an income of £700m with the Western Riverside Waste Authority (WRWA) to manage approximately half a million tonnes a year of municipal waste. Together with revenues from additional commercial waste, managed by Cory using the Authority's facilities, and income from the sale of recyclables, the contract is expected to have a turnover of more than £1bn over 30 years. The continued use of Cory's River Thames transport operation will keep over 100,000 heavy goods vehicle movements off London's roads every year. Cory's innovative solutions for managing waste include building and operating the largest materials recovery facility of its kind in the UK, processing an estimated 84,000 tonnes of waste per annum.

In May, Cory signed a major contract renewal for integrated waste management services with Gloucestershire County Council. Together with significant specialist services, the new contract includes Cory taking over the operation and management of recycling centres around the county.

Elsewhere, Cory's municipal services business' results were slightly down on last year. Landfill operations continue to develop with a new facility at Greatness in Kent awaiting the grant of an Integrated Pollution Prevention and Control permit to enable the site to open later this year.

Looking to the medium term, Cory Environmental is now well set to accelerate its expansion. Management will now focus on developing and enhancing the operational performance of its existing activities and pursuing further long term development opportunities.

Strategic progress

Exel's strategy, to be the preferred, global supply chain partner to its customers, has remained unchanged since May 2000. The three foundations of its development, Exel's customer focus, global coverage and integrated capability, continue to be the focus of the Group's decision making.

The results of Exel's annual customer survey, conducted by MORI, the international market research business, acknowledges Exel's progress in delivering customer focused services but, importantly, also confirms that Exel's strategy is matching stronger demands for integrated solutions and services. In the equivalent survey last year 73% of respondents expressed an increased need for effective integrated supply chain solutions. In this year's survey, the percentage had increased to 89%, up 16%.

Developing and delivering an integrated capability, as demanded by more and more of Exel's customers, has been a feature of both investment and the results throughout the first half of 2002.

The acquisition of Exel's consolidation services business, formerly US Consolidation Ltd (USCL), based in the US and Asia has already enabled the Group to develop a significantly stronger seafreight proposition that embraces a wider range of value added services, from supplier management, consolidation optimisation, freight brokering, customs clearance to sub assembly operations and delivery to final destination.

The next generation of Exel's leading visibility tool, Supply Chain Integrator (SCI), will be launched in the second half of 2002. Engineered in conjunction with G-Log, a US-based logistics software specialist, SCI^2 will incorporate many additional features demanded by the operation of complex international supply chains.

The acquisition of USCL also enhances Exel's global coverage, introducing seafreight operations in the strategically important Shenzhen province of China, as well as providing ground based infrastructure to service the local market. In addition the integration of All Cargo Logistics in Austria and Exel's former agent in Turkey, both acquired at the end of 2001, has strengthened Exel's non-asset based global freight management network.

Prospects

Exel's resilient business model and its strong global spread and balance of activities has helped the Group generate solid results during the first six months of 2002. As expected, the benefit of Exel's strong performance in delivering new business more than offset weak underlying markets. Overall margin performance has been maintained with management focusing on operational improvements and efficiencies to support customers and deliver growth.

Demand for integrated logistics services remains strong and, whilst customers continue to focus on value for money, the opportunities to create incremental value in the supply chain remain significant. The combined global reach of Exel's freight management and contract logistics capabilities continue to provide the Group with strong competitive advantage. With major customers continuing to outsource more of their logistics needs, Exel remains well positioned to benefit from these initiatives and to achieve its medium term growth objectives.

Notwithstanding the current financial impact of the weaker dollar, the Group remains confident that, barring any deterioration in global trading conditions, Exel should achieve market expectations for 2002.

The way forward
Exel's mission is to be the preferred, global supply chain partner to its customers. Exel's skilled and motivated people will create value for customers and shareholders through a consistently superior delivery of innovative business solutions.



Customer focus
By focusing on key customers and sectors, Exel will expand geography and service penetration, providing innovative and customised solutions to strengthen the business position in key markets, developing consistent global capabilities and management practices.



Group profit and loss account (unaudited)

	Note	**Half year ended 30.6.02 £m**	Half year ended 30.6.01 £m	Year ended 31.12.01 £m
Turnover				
Continuing operations		**2,226.5**	2,175.1	4,433.9
Acquisitions		**8.4**	–	–
		2,234.9	2,175.1	4,433.9
Discontinued operations		**26.9**	51.2	106.0
Group and share of joint ventures' turnover	5	**2,261.8**	2,226.3	4,539.9
Less: share of joint ventures' turnover		**(13.9)**	(12.0)	(32.7)
Group turnover		**2,247.9**	2,214.3	4,507.2
Operating profit				
Continuing operations		**95.5**	93.7	189.9
Acquisitions		**0.2**	–	–
		95.7	93.7	189.9
Discontinued operations		**–**	(1.3)	(2.5)
Continuing operations before goodwill		**107.5**	102.9	210.2
Discontinued operations before goodwill		**–**	(1.3)	(2.5)
Goodwill amortisation		**(11.8)**	(9.2)	(20.3)
Total operating profit	5	**95.7**	92.4	187.4
Profit on disposals of fixed assets in continuing operations	6	**0.8**	8.0	8.6
Loss on termination and disposals of discontinued operations	6	**(7.2)**	–	(10.7)
Less 2001 provision	6	**7.2**	–	–
Provision for loss on operations to be discontinued	6	**–**	–	(10.2)
Costs of reorganisation in continuing operations	6	**–**	(9.6)	(15.0)
Amounts written off investments in continuing operations	6	**–**	–	(10.7)
Profit on ordinary activities before interest		**96.5**	90.8	149.4
Net interest		**(7.2)**	(13.0)	(21.1)
Profit before tax, goodwill and exceptional items		**100.3**	88.6	186.6
Goodwill amortisation		**(11.8)**	(9.2)	(20.3)
Exceptional items		**0.8**	(1.6)	(38.0)
Profit on ordinary activities before taxation		**89.3**	77.8	128.3
Tax on profit on ordinary activities	7	**(28.4)**	(24.4)	(53.1)
Profit on ordinary activities after taxation		**60.9**	53.4	75.2
Equity minority interests		**(3.2)**	(3.5)	(7.8)
Profit for the financial period		**57.7**	49.9	67.4
Dividends	8	**(22.3)**	(20.3)	(62.5)
Transferred to reserves		**35.4**	29.6	4.9
EBITDA before exceptional items	9	**154.5**	148.3	304.2

		Pence	Pence	Pence
Basic earnings per share	10	**19.5**	17.0	22.9
Basic earnings per share before goodwill and exceptional items	10	**22.7**	19.6	41.4
Diluted earnings per share	10	**19.4**	16.9	22.8
Diluted earnings per share before goodwill and exceptional items	10	**22.5**	19.5	41.2

Group statement of total recognised gains and losses (unaudited)

	Half year ended 30.6.02 £m	Half year ended 30.6.01 £m	Year ended 31.12.01 £m
Profit for the financial period	**57.7**	49.9	67.4
Exchange differences	**(7.2)**	(0.6)	2.4
UK tax on exchange differences	**–**	–	(0.3)
Total gains and losses relating to the period	**50.5**	49.3	69.5
Prior year adjustment – FRS 19	**17.8**		
Total gains and losses relating to the period	**68.3**		

	Half year ended 30.6.02 £m	Half year ended 30.6.01 £m	Year ended 31.12.01 £m
Net cash inflow from operating activities	**132.9**	136.0	271.8
Dividends received from joint ventures and associates	**1.2**	–	2.0
Net cash outflow for returns on investments and servicing of finance	**(12.2)**	(20.1)	(32.1)
Taxation	**(16.6)**	(9.1)	(35.4)
Capital expenditure and financial investment			
Purchase of tangible fixed assets and investments	**(54.1)**	(60.3)	(123.6)
Sale of tangible fixed assets and investments	**9.7**	33.6	57.6
Net cash outflow for capital expenditure and financial investment	**(44.4)**	(26.7)	(66.0)
Free cash flow	**60.9**	80.1	140.3
Acquisitions and disposals			
Acquisitions	**(13.6)**	(111.6)	(116.7)
Disposals	**–**	–	12.5
Net cash outflow for acquisitions and disposals	**(13.6)**	(111.6)	(104.2)
Equity dividends paid	**(42.2)**	(41.1)	(61.6)
Net cash inflow/(outflow) before the use of liquid resources	**5.1**	(72.6)	(25.5)
Net cash inflow from management of liquid resources	**2.3**	11.3	10.3
Net cash (outflow)/inflow from financing	**(10.2)**	7.4	(44.1)
Decrease in cash	**(2.8)**	(53.9)	(59.3)

Reconciliation of operating profit to operating cash flow

Operating profit	**95.7**	92.4	187.4
Share of profit of joint ventures and associates	**(2.3)**	(1.5)	(3.7)
Group operating profit	**93.4**	90.9	183.7
Depreciation and amortisation	**58.8**	55.9	116.8
Profit on sale of tangible fixed assets	**–**	(0.2)	(3.3)
Movement in pension prepayments	**(18.1)**	(17.1)	(34.9)
Movements in provisions	**6.3**	(2.4)	(0.8)
Movements in working capital	**(1.0)**	22.1	27.9
	139.4	149.2	289.4
Costs of reorganisation in continuing operations	**(6.5)**	(13.2)	(17.6)
Net cash inflow from operating activities	**132.9**	136.0	271.8

Reconciliation of net cash flow to movement in net debt

Decrease in cash	**(2.8)**	(53.9)	(59.3)
Cash outflow/(inflow) from change in debt	**11.5**	(4.5)	44.9
Cash inflow from change in liquid resources	**(2.3)**	(11.3)	(10.3)
Change in net funds resulting from cash flows	**6.4**	(69.7)	(24.7)
Arising on acquisitions	**–**	(30.8)	(10.2)
Released on disposals	**–**	–	0.1
Non-cash movements	**5.1**	(20.0)	(9.1)
Movement in net debt	**11.5**	(120.5)	(43.9)
Net debt at 1 January	**(219.8)**	(175.9)	(175.9)
Net debt at end of period	**(208.3)**	(296.4)	(219.8)

Analysis of net debt	**30.6.02 £m**	30.6.01 £m	31.12.01 £m
Cash at bank and in hand	**113.1**	139.4	128.5
Overdrafts	**(10.7)**	(33.4)	(25.6)
Loans	**(296.0)**	(372.4)	(306.8)
Finance leases	**(19.9)**	(36.5)	(23.4)
Current asset investments	**5.2**	6.5	7.5
	(208.3)	(296.4)	(219.8)

	Note	30.6.02 £m	30.6.01 (restated) £m	31.12.01 (restated) £m
Fixed assets				
Intangible assets – goodwill		**378.7**	402.2	389.8
Tangible assets		**566.3**	581.1	569.0
Investments		**51.5**	67.2	52.3
		996.5	1,050.5	1,011.1
Current assets				
Stocks		**9.0**	12.6	13.9
Debtors				
Amounts falling due within one year		**883.1**	891.6	896.5
Amounts falling due after more than one year		**360.3**	331.2	343.3
Current asset investments		**5.2**	6.5	7.5
Cash at bank and in hand		**113.1**	139.4	128.5
		1,370.7	1,381.3	1,389.7
Creditors: amounts falling due within one year				
Short term borrowings		**(37.0)**	(141.7)	(56.6)
Other creditors		**(884.5)**	(872.8)	(923.0)
Net current assets		**449.2**	366.8	410.1
Total assets less current liabilities		**1,445.7**	1,417.3	1,421.2
Creditors: amounts falling due after more than one year				
Long term borrowings		**(289.6)**	(300.6)	(299.2)
Other creditors		**(30.4)**	(33.9)	(33.2)
Provisions for liabilities and charges		**(215.7)**	(198.0)	(211.6)
		910.0	884.8	877.2
Equity shareholders' funds	11	**889.8**	864.4	860.3
Equity minority interests		**20.2**	20.4	16.9
		910.0	884.8	877.2
Net debt		**(208.3)**	(296.4)	(219.8)
Gearing		**23.4%**	34.3%	25.5%

1 The interim report

The interim report was approved by the Board on 26 July 2002. The financial information set out in the interim report is unaudited but has been reviewed by the Auditors and their report to the Company is set out on page 15.

2 Accounting policies

The interim financial statements have been prepared on the basis of the accounting policies set out in the 2001 financial statements of Exel plc, except for the adoption of FRS 19 'Deferred tax'. The taxation charge is based on the estimated effective rate for the full year.

The impact of adopting FRS 19 has been to increase deferred tax assets within debtors: amounts falling due after more than one year by £13.4m, decrease provisions for liabilities and charges by £4.4m, and increase reserves by £17.8m at 31 December 2001 as prior year adjustments. The impact of this change in accounting policy on tax on profit on ordinary activities for both the current period and previous year was immaterial.

3 Statutory group financial statements

The accounts for the year ended 31 December 2001 set out within this report are not the Group's statutory financial statements. Statutory group financial statements for Exel plc for the year ended 31 December 2001, on which the auditors gave an unqualified report (which made no statement under sections 237 (2) or (3) of the Companies Act 1985), have been filed with the Registrar of Companies.

4 Exchange rates

The significant exchange rates relative to £ sterling used in the preparation of these financial statements are as follows:

	Half year ended 30.6.02		Half year ended 30.6.01		Year ended 31.12.01	
	Average	**Period end**	Average	Period end	Average	Year end
US dollar	**1.45**	**1.52**	1.44	1.41	1.44	1.45
Euro	**1.61**	**1.55**	1.62	1.65	1.62	1.64
Singapore dollar	**2.64**	**2.69**	2.57	2.57	2.59	2.69

5 Segmental information

Analysis of change in turnover

		Half year ended 30.6.01 £m	Exchange £m	New acquisitions 2002 £m	Increment on 2001 acquisitions £m	Movement in discontinued operations £m	Organic change £m	Organic change %	**Half year ended 30.6.02 £m**
Logistics									
UK & Ireland	– CL	574.9	0.1	–	–	–	8.6	1.5%	**583.6**
	– FM	130.2	0.1	–	–	–	(9.3)	(7.1)%	**121.0**
		705.1	0.2	–	–	–	(0.7)	(0.1)%	**704.6**
Continental Europe & Africa	– CL	163.8	0.3	–	2.2	–	(3.7)	(2.3)%	**162.6**
	– FM	212.9	0.1	–	6.1	–	17.1	8.0%	**236.2**
		376.7	0.4	–	8.3	–	13.4	3.6%	**398.8**
Europe, Middle East & Africa	– CL	738.7	0.4	–	2.2	–	4.9	0.7%	**746.2**
	– FM	343.1	0.2	–	6.1	–	7.8	2.3%	**357.2**
		1,081.8	0.6	–	8.3	–	12.7	1.2%	**1,103.4**
Americas	– CL	322.0	(3.2)	–	–	–	22.6	7.1%	**341.4**
	– FM	462.3	(4.3)	0.2	10.6	–	(29.4)	(6.4)%	**439.4**
		784.3	(7.5)	0.2	10.6	–	(6.8)	(0.9)%	**780.8**
Asia Pacific	– CL	27.7	–	–	–	–	13.3	48.0%	**41.0**
	– FM	230.1	(5.1)	8.2	–	–	26.0	11.6%	**259.2**
		257.8	(5.1)	8.2	–	–	39.3	15.6%	**300.2**
Total Logistics	**– CL**	1,088.4	(2.8)	–	2.2	–	40.8	3.8%	**1,128.6**
	– FM	1,035.5	(9.2)	8.4	16.7	–	4.4	0.4%	**1,055.8**
		2,123.9	(12.0)	8.4	18.9	–	45.2	2.1%	**2,184.4**
Environmental		51.2	–	–	–	–	(0.7)	(1.4)%	**50.5**
Continuing operations		2,175.1	(12.0)	8.4	18.9	–	44.5	2.1%	**2,234.9**
Discontinued operations		51.2	0.3	–	–	(24.6)	–	–	**26.9**
Total		**2,226.3**	**(11.7)**	**8.4**	**18.9**	**(24.6)**	**44.5**	**2.0%**	**2,261.8**

Description of Exel's segmental analysis
Exel's segmental analysis splits logistics activities between contract logistics and freight management.

Contract logistics ('CL') includes ground-based supply chain management services, such as integrated warehousing and transportation, just in time services, sub-assembly and other value added activities.

Freight management ('FM') includes airfreight and seafreight forwarding, customs broking, transportation management (including US road and rail) and specialist mail and express services.

Due to the comprehensive range of services provided to customers within individual contracts there are some cross-overs between these two segments but these are relatively small.

Discontinued operations are the German chilled food logistics business which was substantially closed by June 2002, and the German frozen food logistics business which was sold in December 2001.

5 Segmental information continued

Analysis of change in operating profit before goodwill

		Half year ended 30.6.01 £m	Exchange £m	New acquisitions 2002 £m	Increment on 2001 acquisitions £m	Movement in discontinued operations £m	Organic change £m	Organic change %	**Half year ended 30.6.02 £m**
Logistics									
UK & Ireland	– CL	31.5	–	–	–	–	(2.6)	(8.3)%	**28.9**
	– FM	2.1	–	–	–	–	0.8	38.1%	**2.9**
		33.6	–	–	–	–	(1.8)	(5.4)%	**31.8**
Continental Europe & Africa	– CL	4.0	0.1	–	0.1	–	(4.1)	(100.0)%	**0.1**
	– FM	4.7	–	–	0.1	–	1.2	25.5%	**6.0**
		8.7	0.1	–	0.2	–	(2.9)	(33.0)%	**6.1**
Europe, Middle East & Africa	– CL	35.5	0.1	–	0.1	–	(6.7)	(18.8)%	**29.0**
	– FM	6.8	–	–	0.1	–	2.0	29.4%	**8.9**
		42.3	0.1	–	0.2	–	(4.7)	(11.1)%	**37.9**
Americas	– CL	17.4	(0.1)	–	–	–	–	–%	**17.3**
	– FM	7.0	–	0.2	–	–	(0.1)	(1.4)%	**7.1**
		24.4	(0.1)	0.2	–	–	(0.1)	(0.4)%	**24.4**
Asia Pacific	– CL	0.7	–	–	–	–	1.0	142.9%	**1.7**
	– FM	10.5	(0.2)	0.3	–	–	6.8	66.0%	**17.4**
		11.2	(0.2)	0.3	–	–	7.8	70.9%	**19.1**
Total Logistics	**– CL**	53.6	–	–	0.1	–	(5.7)	(10.6)%	**48.0**
	– FM	24.3	(0.2)	0.5	0.1	–	8.7	36.1%	**33.4**
		77.9	(0.2)	0.5	0.2	–	3.0	3.9%	**81.4**
Environmental		7.9	–	–	–	–	0.1	1.3%	**8.0**
		85.8	(0.2)	0.5	0.2	–	3.1	3.6%	**89.4**
Pensions credit (UK)		17.1	–	–	–	–	1.0	5.8%	**18.1**
Continuing operations before goodwill		102.9	(0.2)	0.5	0.2	–	4.1	4.0%	**107.5**
Discontinued operations		(1.3)	–	–	–	1.3	–	–	**–**
Goodwill amortisation		(9.2)	–	(0.3)	(2.3)	–	–	–	**(11.8)**
Total		**92.4**	**(0.2)**	**0.2**	**(2.1)**	**1.3**	**4.1**	**4.4%**	**95.7**

5 Segmental information continued

By business sector		Turnover Half year ended 30.6.02 £m	Turnover Half year ended 30.6.01 £m	Turnover Year ended 31.12.01 £m	Operating profit before goodwill Half year ended 30.6.02 £m	Operating profit before goodwill Half year ended 30.6.01 £m	Operating profit before goodwill Year ended 31.12.01 £m
Logistics							
UK & Ireland	– CL	**583.6**	574.9	1,168.0	**28.9**	31.5	56.1
	– FM	**121.0**	130.2	256.6	**2.9**	2.1	5.8
		704.6	705.1	1,424.6	**31.8**	33.6	61.9
Continental Europe & Africa	– CL	**162.6**	163.8	338.6	**0.1**	4.0	8.2
	– FM	**236.2**	212.9	434.8	**6.0**	4.7	6.2
		398.8	376.7	773.4	**6.1**	8.7	14.4
Europe, Middle East & Africa	– CL	**746.2**	738.7	1,506.6	**29.0**	35.5	64.3
	– FM	**357.2**	343.1	691.4	**8.9**	6.8	12.0
		1,103.4	1,081.8	2,198.0	**37.9**	42.3	76.3
Americas	– CL	**341.4**	322.0	658.2	**17.3**	17.4	37.1
	– FM	**439.4**	462.3	921.5	**7.1**	7.0	18.6
		780.8	784.3	1,579.7	**24.4**	24.4	55.7
Asia Pacific	– CL	**41.0**	27.7	67.6	**1.7**	0.7	2.3
	– FM	**259.2**	230.1	485.6	**17.4**	10.5	26.7
		300.2	257.8	553.2	**19.1**	11.2	29.0
Total Logistics	**– CL**	**1,128.6**	1,088.4	2,232.4	**48.0**	53.6	103.7
	– FM	**1,055.8**	1,035.5	2,098.5	**33.4**	24.3	57.3
		2,184.4	2,123.9	4,330.9	**81.4**	77.9	161.0
Environmental		**50.5**	51.2	103.0	**8.0**	7.9	14.7
		2,234.9	2,175.1	4,433.9	**89.4**	85.8	175.7
Pensions credit (UK)		**–**	–	–	**18.1**	17.1	34.5
Continuing operations before goodwill		**2,234.9**	2,175.1	4,433.9	**107.5**	102.9	210.2
Discontinued operations		**26.9**	51.2	106.0	**–**	(1.3)	(2.5)
Goodwill amortisation		**–**	–	–	**(11.8)**	(9.2)	(20.3)
Total		**2,261.8**	2,226.3	4,539.9	**95.7**	92.4	187.4

6 Exceptional items

	Half year ended 30.6.02 £m	Half year ended 30.6.01 £m	Year ended 31.12.01 £m
Profit on disposals of fixed assets	**0.8**	8.0	8.6
Loss on termination and disposals of discontinued operations			
Loss on termination of German chilled food logistics business	**(7.2)**	–	–
Less 2001 provision	**7.2**	–	–
	–	–	–
Loss on disposal of German frozen food logistics business	**–**	–	(23.1)
Allied Pickfords disposal further consideration	**–**	–	12.3
Other disposals	**–**	–	0.1
	–	–	(10.7)
Provision for loss on operations to be discontinued			
German chilled food logistics business	**–**	–	(10.2)
Costs of reorganisation in continuing operations	**–**	(9.6)	(15.0)
Amounts written off investments			
Investment in Allied Worldwide	**–**	–	(10.7)
Total exceptional items	**0.8**	(1.6)	(38.0)

7 Tax on profit on ordinary activities

	Half year ended 30.6.02 £m	Half year ended 30.6.01 £m	Year ended 31.12.01 £m
UK tax	**16.2**	16.8	28.7
Foreign tax	**12.2**	7.6	24.4
	28.4	24.4	53.1
The tax charge is analysed as follows:			
On ordinary activities before exceptional items	**30.1**	27.5	56.9
On exceptional items	**(1.7)**	(3.1)	(3.8)
	28.4	24.4	53.1

8 Dividends

	Half year ended 30.6.02 pence	Half year ended 30.6.01 pence	Year ended 31.12.01 pence
Dividend per share			
Interim	**7.5**	7.0	7.0
Final	**–**	–	14.3
	7.5	7.0	21.3

9 Earnings before interest, tax, depreciation and amortisation ('EBITDA')

	Half year ended 30.6.02 £m	Half year ended 30.6.01 £m	Year ended 31.12.01 £m
Profit on ordinary activities before taxation	**89.3**	77.8	128.3
Add back			
Depreciation	**47.4**	46.7	96.5
Amortisation of goodwill	**11.8**	9.2	20.3
Amortisation of fixed asset investments	**(0.4)**	–	–
Exceptional items	**(0.8)**	1.6	38.0
Net interest	**7.2**	13.0	21.1
EBITDA before exceptional items	**154.5**	148.3	304.2

10 Earnings per share

	Half year ended 30.6.02 £m	Half year ended 30.6.01 £m	Year ended 31.12.01 £m
Profit for the financial period	**57.7**	49.9	67.4
Add back			
Amortisation of goodwill	**11.8**	9.2	20.3
Exceptional items	**(0.8)**	1.6	38.0
Tax on exceptional items	**(1.7)**	(3.1)	(3.8)
Profit before goodwill and exceptional items	**67.0**	57.6	121.9
Weighted average number of shares (millions)			
Basic average number of shares	**295.3**	293.9	294.2
Dilutive potential ordinary shares	**2.6**	2.1	1.9
Diluted average number of shares	**297.9**	296.0	296.1

11 Movements in shareholders' funds

	Half year ended 30.6.02 £m	Half year ended 30.6.01 (restated) £m	Year ended 31.12.01 (restated) £m
Profit for the financial period	**57.7**	49.9	67.4
Dividends	**(22.3)**	(20.3)	(62.5)
	35.4	29.6	4.9
Shares allotted	**1.3**	0.6	1.2
Goodwill released on disposals	**–**	–	17.3
Exchange differences	**(7.2)**	(0.6)	2.4
Tax on exchange differences	**–**	–	(0.3)
Movements in shareholders' funds	**29.5**	29.6	25.5
At 1 January (originally £842.5m before adding prior year adjustment of £17.8m)	**860.3**	834.8	834.8
Shareholders' funds at end of period	**889.8**	864.4	860.3

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2002 which comprises the primary financial statements such as the group profit and loss account, group statement of total recognised gains and losses, group cash flow statement, reconciliation of operating profit to operating cash flow, reconciliation of net cash flow to movement in net debt, group balance sheet and the related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

Ernst & Young LLP
London
26 July 2002

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■ Contract logistics and global freight management

□ Global freight management

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Head Office:
Exel plc
Ocean House
The Ring
Bracknell, RG12 1AN
UK
Telephone +44 1344 302000

Headquarters, Consumer,
Retail & Healthcare – Europe:
Exel
Solstice House
251 Midsummer Boulevard
Milton Keynes, MK9 1EQ
UK
Telephone +44 1908 244000

Headquarters, Consumer,
Retail & Healthcare – Americas:
Exel
501 West Schrock Road
Westerville
Ohio, OH 43081
USA
Telephone +1 614 890 1730

Headquarters, Technology
and Global Freight Management:
Exel
4120 Point Eden Way, Suite 200
Hayward
California, CA 94545
USA
Telephone +1 510 731 3333

Headquarters, Asia Pacific:
Exel
7 Changi South Street 2
#03-00
Singapore 486415
Telephone +65 6545 1833

www.exel.com

Exel key qualities:

Consistent in service and capabilities
Exel's teams provide the benchmark in reliability, design, implementation and management of tailored supply chain solutions, using a well-developed and unique set of tools and processes. This globally consistent methodology is designed to achieve operational excellence by equipping the business with consistent tools and techniques to support customer needs and create an environment for innovation.

Integrated
In response to our customer requirements, Exel creates solutions that can encompass the entire supply chain. Exel's services range from design and consulting through multi-modal freight management, warehousing and distribution to integrated information management and e-commerce support, delivered on a local, regional or global basis.

Innovative
Exel continues to develop leading edge solutions that streamline operations and improve control over the supply chain. Exel's comprehensive range of solutions encompass the complete supply chain from inbound logistics to home delivery, harnessing the latest technologies to create the optimum result.

Value added services
Exel's innovative supply chain solutions move beyond traditional logistics and transportation solutions, adding value to products and services and increasing effectiveness throughout the process. Solutions range from pre-sales and after-sales activities to configuration, order processing and call centre management. In many cases, through a seamless and collaborative relationship with customers, Exel's people represent the customer's brands, delivering directly to the end user.

Building partnerships
Exel works in collaboration with its customers to improve supply chain effectiveness. Exel's partnership approach allows customers to concentrate on their core business and delivers multiple benefits and continuous improvement in increasingly competitive markets, enabling them to stay ahead in a challenging world.

Improving customer effectiveness
through customised solutions
Exel rejects the one-size-fits-all approach to the supply chain. Instead, services are tailored to meet the individual needs of customers. This approach is supported by close collaboration throughout the implementation and operation to ensure that the customer has the best solution to meet the supply chain demands of its market place.

Truly global
With over 60,000 employees working in more than 1,300 locations in over 120 countries on six continents, Exel is well placed to deliver its solutions to customers wherever they want to be. Through a process of continuous improvement, Exel transfers best practice across the globe, enabling customers to benefit from its international scope and experience.

exel

Goodyear Names Exel as its Lead Logistics Provider

(London, UK, 24 July, 2002) Exel, the world leader in supply chain solutions, confirmed today that Goodyear has appointed Exel as its lead logistics provider for its operations in North America. The following press release was issued by Goodyear yesterday:

Goodyear Names Exel as its Lead Logistics Provider

AKRON, Ohio, July 23, 2002 – The Goodyear Tire & Rubber Company announced today that Exel, the supply chain management company, would become the lead logistics provider for its North American Tire operations.

Goodyear has been working with Exel since 1996 to streamline the company's supply chain with good results, according to John Loulan, vice president for operations, manufacturing and supply chain in North America. "The success has been evident in significant positive results in inventories, that have improved our cash flow, and fill-rates that have improved our customer service," Loulan said. "Working with Exel we have further analyzed opportunities that exist in the supply chain and believe there are additional significant improvements to come."

Loulan said that additional opportunities exist throughout the supply chain, particularly to the benefit of Goodyear's independent dealer network through continuing fill-rate improvements.

"With Exel, we will be working with not only the largest of the logistics providers, but the best equipped to service our needs in this industry," Loulan added. "This move will expand Exel's reach into our supply chain network beyond its current effective management of our distribution centers."

Exel currently handles distribution center operations for Goodyear in York, Pa., Orlando, Fla, Columbus, Ohio, Memphis, Tenn., and Victorville, Calif.

Goodyear is the world's largest tire company. Headquartered in Akron, Ohio, the company manufactures tires, engineered rubber products and chemicals in more than 90 facilities in 28 countries. Goodyear employs more than 95,000 people worldwide, and more than 35,000 in its North American Tire operations.

Exel is the global leader in supply chain management, providing customer focused solutions to a wide range of manufacturing and retail industries. Exel employs more than 60,000 people in 1,300 locations in more than 120 countries worldwide.

-ends-

For more information, please contact:

Rebecca Salt / Nicola Pitt
Exel Press Office
01908 244139 / 244011
rebecca.salt@exel.com

John Dawson
Director of Corporate Affairs
01344 744344
john.dawson@exel.com

Notes to Editors – Exel

Exel is the global leader in supply chain management, providing customer focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the complete supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, has turnover of over £4.5 billion (US$6.5 billion) and employs more than 60,000 people in 1,300 locations in over 120 countries worldwide. Exel's customers include over two thirds of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

EXEL ANNOUNCES OVER £350 MILLION OF NEW BUSINESS IN FIRST HALF OF 2002

(London, UK, 29 July, 2002) Exel, the world leader in supply chain solutions, has announced today that during the first six months of 2002, the annualised value of new business awarded to the Group totaled more than £350 million. This was further strengthened by the renewal of existing contracts which, through enhanced services and performance initiatives, should deliver incremental improvements to turnover and margin. Net of contract losses, the new business should add over £220m of turnover in future years.

Around half of Exel's new business gains were in contract logistics and principally in the consumer, retail and healthcare sectors. At the same time Exel has continued to develop its freight management business with significant wins in consumer, retail and particularly in technology where Exel's leading position in Asia Pacific has been a key competitive advantage.

New business included the £500m logistics project with Interbrew, confirming its intention to outsource the ongoing development and operation of its UK retail drinks distribution network. Following Saab's award of its wheel assembly, warehousing and sequencing operation to Exel in 2001, the automotive company has also awarded Exel a further 10-year logistics contract valued at around £12 million per annum, focused around an innovative supplier park in Trollhättan, Sweden.

"In mixed markets, we have continued to develop new business opportunities and extend existing contracts," explains Exel's CEO, John Allan. "In difficult times these successes have enabled us to maintain progress when many of our competitors have struggled. Exel's people have been critical to this success. They have focused on our customers needs for engineered supply chain solutions, combining sound implementation skills with advanced value added services, and in so doing have provided a winning combination."

-ends-

For more information, please contact:

Rebecca Salt / Nicola Pitt
Exel Press Office
01908 244139 / 244011
rebecca.salt@exel.com

John Dawson
Director of Corporate Affairs
01344 744344
john.dawson@exel.com

Notes to Editors – Exel

Exel is the global leader in supply chain management, providing customer focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the complete supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, has turnover of over £4.5 billion (US$6.5 billion) and employs more than 60,000 people in 1,300 locations in over 120 countries worldwide. Exel's customers include over two thirds of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

Re Directorate

(London, 29 July 2002) Exel plc announced today that its non-executive Chairman, John Devaney, would retire from the Board with effect from 30 September 2002. He will be succeeded as Chairman by Nigel Rich CBE, the senior non-executive director and Deputy Chairman of Exel plc.

In announcing his retirement, John Devaney said: "I have been on the Board of NFC plc and subsequently Exel plc, for nearly six years. As Chairman I am pleased to have overseen the merger of NFC plc and Ocean Group plc and I am proud of all that has been achieved.

We have now successfully completed the integration process and the results we have announced today demonstrate that the company is making real progress and is poised for even greater success in the future. I therefore feel that now I can step down from the Chairmanship to pursue other business interests."

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For further information contact:

John Dawson +44 1344 744409
Director of Corporate Affairs
Exel plc